Aquila Investment Management LLC
380 Madison Avenue
New York, NY  10017






September 6, 2012




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549


RE:	Tax-Free Trust of Arizona
	Annual Report on Form N-CSR
	(33 Act No. 33-1857; 40 Act No. 811-4503)




Ladies and Gentlemen:

       On behalf of Tax-Free Trust of Arizona, a Massachusetts business trust (the 'Trust'), we are hereby filing the June 30, 2012 Annual Report on Form
N-CSR under Section 30 of the Investment Company Act of 1940 and Sections 13 and 15(d) of the Securities
Exchange Act of 1934.


	Please call the undersigned at (917) 209-5080 with any comments or questions relating to the filing.




Sincerely,

/s/ Randall S. Fillmore
-----------------------

Randall S. Fillmore
Chief Compliance Officer